Exhibit 99.1

Sinovac Reports Fourth Quarter and Full Year 2007 Financial Results

Monday March 31, 1:00 am ET
-- Third Sequential Profitable Quarter --
-- Conference Call on Monday, March 31, 2008 at 9:00 a.m. ET --

BEIJING, March 31 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced unaudited financial results for the three months and twelve months ended December 31, 2007.

    Highlights
     -- Record full year 2007 sales of $33.5 million, up 118% year-over-year
     -- Record full year 2007 net income of $7.7 million, or $0.19 per share
     -- Fourth quarter 2007 sales increased 49% year-over-year to $9.2 million
     -- Fourth quarter 2007 operating income rose 460% year-over-year to $3.3 million
     -- Fourth quarter 2007 net income increased to $2.0 million, or $0.05 per share
     -- Reported positive preliminary Phase II results for pandemic influenza (H5N1) whole viron vaccine
     -- Sold 5.12 million doses of Healive® in 2007, up from 2.6 million in 2006
     -- Sold 1.59 million doses of Anflu® in 2007, up from 77,000 doses in 2006

Mr. Weidong Yin, Chairman, President and CEO, stated, ''2007 was a record year for Sinovac from a commercialization and a clinical development standpoint. Exceeding our internal projections for year-over-year sales growth, our 2007 sales increased 118%, due to higher than anticipated sales of our lead products, Healive®, our inactivated hepatitis A vaccine, and Anflu®, our seasonal influenza vaccine, based on the proactive efforts of our sales organization across China. In addition, we entered a promotion agreement with GSK China for our seasonal influenza vaccine, Anflu®, and successfully launched a marketing campaign that yielded sales in the second half of the year. We advanced the clinical development of our pandemic influenza vaccine formulations. We successfully completed the Phase II trial of our whole viron vaccine in 2007 that led to the submission with the SFDA during the first quarter of 2008. Most recently during the first quarter of 2008, the Phase I trial for the split inactivated vaccine was completed.''

Mr. Weidong Yin, Chairman, President and CEO, continued, ''The fourth quarter results marked our third sequential profitable quarter. Our quarterly sales reflected the continued demand for our lead product, Healive®, our inactivated hepatitis A vaccine. Healive® was recently selected by the Beijing Centers for Disease Control and Prevention for the hepatitis A vaccination program.''

Full Year 2007
For twelve months ended December 2007, sales increased 118% to $33.5 million, compared to $15.4 million for 2006. The growth was attributable to strong sales of the Company's inactivated hepatitis A vaccine, Healive®, and ongoing marketing initiatives in support of the Company's seasonal influenza vaccine, Anflu®.

Gross profit for 2007 was $27.0 million, with a gross margin of 80.6%, compared to $11.1 million and 72.4%, respectively, for 2006. The higher gross margin resulted from the increased economies of scale and lower average unit costs associated with Healive® production and reflected normalized Anflu® production expenses.

Total operating expenses for the full year 2007 increased to $13.6 million, compared to $10.7 million in the same period of 2006. Selling, general and administrative (''SG&A'') expenses for 2007 were $12.0 million, compared to $9.8 million for 2006. The year-over-year increase in SG&A expenses reflected increased selling expense that is in line with the increase in sales, offset by decreased bad debt provision due to improvement in accounts receivable collection, decreased lower stock-based compensation and reduced consulting fees.

Aggregated research and development expenses for the full year 2007 were $1.8 million, compared to $1.2 million for 2006. The Company's net R&D expenses were $965,000 for 2007, compared to $325,000 for 2006. The R&D expenses recognized as a reduction to government grants were $844,000 for 2007, compared to $845,000 for 2006.

Operating income was $13.5 million for the full year 2007, compared to $440,000 for 2006. The year-over-year increase in operating income reflected the significant increase in vaccine sales.

Net income for the twelve months ended December 31, 2007 was $7.7 million, or $0.19 per diluted share, compared to a net loss of $696,000, or $0.02 per diluted share, for 2006. Net income for 2007 included $478,000 of interest and financing expenses, $2.0 million of income taxes, and $3.6 million of minority interest. Net income for 2006 included $319,000 of interest and financing expenses, $101,000 of income taxes, and $1.0 million of minority interest.

As of December 31, 2007, Sinovac's cash and cash equivalents totaled $17.1 million, compared to $9.2 million as of December 31, 2006.

Fourth Quarter 2007
For the fourth quarter 2007, sales increased 49% to $9.2 million, compared to $6.2 million in the fourth quarter 2006. The growth was attributable to strong sales of the Company's inactivated hepatitis A vaccine, Healive®, and ongoing marketing initiatives in support of the Company's seasonal influenza vaccine, Anflu®.

Gross profit for fourth quarter of 2007 was $6.3 million, with a gross margin of 68.3%, compared to $4.9 million and 78.9%, respectively, for the same period of 2006. The lower gross margin resulted primarily from lower margin sales of Anflu®.

Total operating expenses for the fourth quarter of 2007 decreased to $3.0 million, compared to $4.3 million in the same period of 2006. Selling, general and administrative expenses for fourth quarter of 2007 were $2.5 million, compared to $4.0 million in the same period of 2006. The year-over-year decrease in SG&A expenses was attributable primarily to the partial reversal of bad debt provision in the fourth quarter of 2007 based on the improvement of account receivables and lower consulting fees.

Aggregated research and development expenses for the fourth quarter of 2007 were $756,000, compared to $300,000 in the same period of 2006. The Company's net R&D expenses were $354,000 for the fourth quarter of 2007, compared to $162,000 in the same period of 2006. The R&D expenses recognized as a reduction to government grants were $755,726 in the fourth quarter of 2007, compared to $299,776 in the same period of 2006.

Operating income was $3.3 million for the fourth quarter of 2007, compared to $588,000 in the same period of 2006. The year-over-year increase in operating income reflected the significant increase in vaccine sales and the lower operating expenses.

Net income for the fourth quarter of 2007 was $2.0 million, or $0.05 per diluted share, compared to $181,000, or $0.005 per diluted share, in the same period of 2006. Net income for the fourth quarter of 2007 included $294,000 of interest and financing expenses, $42,000 of income taxes, and $965,000 of minority interest. Net income for the same period of 2006 included $95,000 of interest and financing expenses, $405,882 of income taxes, and $559,000 of minority interest.

Sales and Marketing
During the twelve months ended December 31, 2007, Sinovac sold total 5.12 million doses of Healive®, up from 2.6 million doses in 2006. During the fourth quarter of 2007, Sinovac sold approximately 1.14 million doses of Healive®, up from 1.07 million for the same period of 2006. During the fourth quarter, the higher sales reflected Sinovac's ongoing marketing activities. The initiation of the government paid market for the hepatitis A vaccine in China is expected to impact the seasonality of Healive® sales established in previous years.

For the twelve months ended December 31, 2007, Sinovac sold 1.59 million doses of Anflu®, which accounted for 14.3% of full year sales. During the fourth quarter of 2007, Sinovac sold 0.52 million doses of Anflu®, which accounted for 27% of quarterly sales. Sinovac is co-marketing Anflu® with GSK China and recently launched an extensive marketing campaign. Seasonal influenza vaccine sales to CDCs typically occur during third quarter, subject to seasonality as people get vaccinated from the end of the third quarter to the beginning of the fourth quarter.

Research and Development
In April 2007, Sinovac was granted approval by the China State Food and Drug Administration (SFDA) to enter into Phase II clinical trials for Panflu, the Company's pandemic influenza vaccine (H5N1). The SFDA approval covered Phase Ib and Phase II trials of the whole viron vaccine and Phase I and Phase II trials of the split vaccine.

In December 2007, Sinovac reported positive top-line results of completed Phase II clinical trial of its pandemic influenza (H5N1) whole viron inactivated vaccine. The randomized, double-blind trial of the vaccine was designed to assess the safety and immunogenicity of the vaccine. The study included 402 volunteers, between the ages of 18 and 60, who were each vaccinated with two doses of 5 ug, 10 ug or 15 ug. The preliminary results of the trials suggested that each of the three dosages may induce varying degrees of immune response. In February 2008, the report with results from the Phase II trial of the whole viron inactivated vaccine was submitted for review to the SFDA.

In 2007, Sinovac initiated a co-development project with ¡§National Institute for Viral Disease Control and Prevention, China CDC to develop a universal pandemic influenza vaccine to against pandemic flu caused by unknown flu viruses. It's in pre-clinical trial and we expect to file a clinical trial application in 2010.

Conference Call Details
The Company will hold a conference call on Monday, March 31, 2008 at 9:00 a.m. ET (9:00 p.m. Beijing time). The conference call dial-in numbers are 1- 877-407-4018 (USA) or 1-201-689-8471 (international).

A replay of the call will be available from 12:00 p.m. ET on March 31, 2008 until April 14, 2008 at midnight. To access the replay, please dial 1- 877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 279686. A live audio webcast of the call will also be available on the Investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning March 31, 2008 and the replay will remain available for 30 days.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B) and Anflu® (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS.

Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Consolidated Statement of Operations and Comprehensive Income (Loss)
Three Months and Twelve Months Ended December 31, 2007 and 2006
(Expressed in U.S. Dollars)
	Three months ended December 31		Twelve months ended December 31
	2007	2006	2007	2006

Sales	9,201,946	6,187,773	33,541,187	15,354,608
Cost of sales	2,915,135	1,308,609	6,502,328	4,231,785

Gross profit	6,286,811	4,879,164	27,038,859	11,122,823
Selling, general and administrative expenses	2,472,518	3,976,111	11,958,498	9,752,783

Research and development expenses	353,790	162,012	965,000	324,970

Depreciation and amortization	165,750	152,656	640,568	605,262

Total operating expenses	2,992,058	4,290,779	13,564,066	10,683,015
Operating income (loss)	3,294,753	588,385	13,474,793	439,808

Interest and financing expenses	(294,412)	(95,129)	(478,436)	(319,197)

Interest and other income	0	41,461	190,668	285,148
Income (loss) before income taxes and minority interest	3,000,341	534,717	13,187,025	405,759

Income taxes recovery (expense)	(42,478)	204,856	(1,974,118)	(100,513)

Income (loss) before minority interest	2,957,863	739,573	11,212,907	305,246

Minority interest share of (income) loss	(964,588)	(558,934)	(3,562,501)	(1,001,279)

Net Income (loss) for the year	1,993,275	180,639	7,650,406	(696,033)

Foreign currency translation adjustment	513,502	12,858	1,310,985	302,490

Comprehensive income (loss)	2,506,777	193,497	8,961,391	(393,543)

Earnings Loss per share
– Basic	0.05	0.005	0.19	(0.02)
– Diluted	0.05	0.004	0.19	(0.02)

Weighted average number of shares of common stock outstanding

– Basic	40,312,158	39,893,803	40,254,192	38,229,944
– Diluted	40,851,072	40,335,656	40,637,876	38,229,944

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Phone: +86-10-82890088 x871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017 /7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com